UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

NKGen Biotech, Inc.

(Name of Issuer)
Common Stock, $0.0001 par value per share
(Title of Class of Securities)
65488A101
(CUSIP Number)
August 12, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 65488A101	Page 2 of 9 Pages

1		NAME OF REPORTING PERSONS CFIC-2015 NV Family Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Nevada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,166,666 (1)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,166,666 (1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,166,666 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.9% (2)
12		TYPE OF REPORTING PERSON OO

(1)            Consists of (a) 2,083,333 shares of common stock, $0.0001 par value per share (the “Common Stock”) of NKGen Biotech, Inc. (the “Issuer”) issued pursuant to the Purchase Agreement (as defined in Item 4 below) and (b) CFIC-2015 NV Family Investments, LLC’s right to acquire 2,083,333 additional shares of Common Stock pursuant to the Letter Agreement (as defined in Item 4 below).

(2)            Based on 25,771,132 shares of Common Stock outstanding as of August 7, 2024, as represented by the Issuer in the Purchase Agreement, plus the 4,166,666 shares of Common Stock beneficially owned by the reporting person.

CUSIP No. 65488A101	Page 3 of 9 Pages

1		NAME OF REPORTING PERSONS Andrew Cherng (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,166,666 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,166,666 (2)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,166,666 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.9% (3)
12		TYPE OF REPORTING PERSON IN

(1)            Andrew Cherng and Peggy Cherng together own 100% of the voting interests of CFIC-2015 NV Family Investments, LLC.

(2)            Consists of (a) 2,083,333 shares of Common Stock issued pursuant to the Purchase Agreement (as defined in Item 4 below) and (b) CFIC-2015 NV Family Investments, LLC’s right to acquire 2,083,333 additional shares of Common Stock pursuant to the Letter Agreement (as defined in Item 4 below).

(3)            Based on 25,771,132 shares of Common Stock outstanding as of August 7, 2024, as represented by the Issuer in the Purchase Agreement, plus the 4,166,666 shares of Common Stock beneficially owned by the reporting person.

CUSIP No. 65488A101	Page 4 of 9 Pages

1		NAME OF REPORTING PERSONS Peggy Cherng (1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 4,166,666 (2)
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 4,166,666 (2)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,166,666 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.9% (3)
12		TYPE OF REPORTING PERSON IN

(1)            Andrew Cherng and Peggy Cherng together own 100% of the voting interests of CFIC-2015 NV Family Investments, LLC.

(2)            Consists of (a) 2,083,333 shares of Common Stock issued pursuant to the Purchase Agreement (as defined in Item 4 below) and (b) CFIC-2015 NV Family Investments, LLC’s right to acquire 2,083,333 additional shares of Common Stock of the Issuer pursuant to the Letter Agreement (as defined in Item 4 below).

(3)            Based on 25,771,132 shares of Common Stock outstanding as of August 7, 2024, as represented by the Issuer in the Purchase Agreement, plus the 4,166,666 shares of Common Stock beneficially owned by the reporting person.

CUSIP No. 65488A101	Page 5 of 9 Pages

Item 1.	(a) Name of Issuer:

NKGen Biotech, Inc. (the “Issuer”)

Item 1.	(b) Address of Issuer’s Principal Executive Offices:

3001 Daimler Street, Santa Ana, CA, 92705

Item 2.	(a) Name of Person Filing:

This statement on Schedule 13G is being filed jointly by CFIC-2015 NV Family Investments, LLC (“CFIC-2015”), Andrew Cherng and Peggy Cherng, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as separate persons and not as members of a group. See Exhibit 1 to this Schedule 13G for their Joint Filing Agreement. CFIC-2015, Andrew Cherng and Peggy Cherng are each referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2.	(b) Address of Principal Business Office or, if None, Residence:

The principal business office of the Reporting Persons is: 1120 N. Town Center Drive, Suite 150, Las Vegas, Nevada 89144.

Item 2.	(c) Citizenship:

See responses to Item 4 of the Cover Page for each Reporting Person.

Item 2.	(d) Title of Class of Securities:

Common Stock, $0.0001 par value per share (the “Common Stock”).

Item 2.	(e) CUSIP No.:

65488A101

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person filing is a:

Not applicable.

CUSIP No. 65488A101	Page 6 of 9 Pages

Item 4. Ownership

Name of Reporting Person	Number of Shares Beneficially Owned	Percentage Ownership in the Issuer
CFIC-2015	4,166,666	13.9	%(1)
Andrew Cherng	4,166,666	13.9	%(1)
Peggy Cherng	4,166,666	13.9	%(1)

Name of Reporting Person	Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition
CFIC-2015	0	4,166,666	0	4,166,666
Andrew Cherng	0	4,166,666	0	4,166,666
Peggy Cherng	0	4,166,666	0	4,166,666

(1)            On August 12, 2024, pursuant to a Securities Purchase Agreement dated as of August 7, 2024 (the “Purchase Agreement”) by and between CFIC-2015 and the Issuer, which was filed as Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on August 9, 2024, the Issuer issued to CFIC-2015 2,083,333 shares of Common Stock as Commitment Shares (as defined in the Purchase Agreement). Pursuant to the Purchase Agreement, CFIC-2015 also purchased a convertible promissory note (the “Note”) and received a warrant to purchase shares of Common Stock (the “Warrant”). On August 7, 2024, the Issuer entered into a letter agreement with CFIC-2015 (the “Letter Agreement”), which was filed as Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the Securities and Exchange Commission on August 9, 2024, pursuant to which CFIC-2015 has the right to acquire up to 2,083,333 shares of Common Stock as commitment shares (the “Additional Shares”) upon the purchase by CFIC-2015 of up to an aggregate principal amount of $2,750,000 of convertible promissory notes (the “Additional Note”) from the Issuer. Pursuant to the Letter Agreement, if acquired, the Additional Shares will be issued upon the terms and conditions set forth in the Purchase Agreement. Upon purchase of the Additional Note, CFIC-2015 would also receive additional warrants to purchase shares of Common Stock (the “Additional Warrant”). As a result of the Beneficial Ownership Limitation (as defined in the Note and the Warrant), the Reporting Persons do not have the right to acquire the shares of Common Stock underlying the Note, the Warrant, the Additional Note or the Additional Warrant within 60 days. Ownership percentages are based on 25,771,132 shares of Common Stock outstanding as of August 7, 2024, as represented by the Issuer in the Purchase Agreement, plus the 4,166,666 shares of Common Stock beneficially owned by the Reporting Persons.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

CUSIP No. 65488A101	Page 7 of 9 Pages

Item 8. Identification and Classification of Members of the Group

Not Applicable.

Item 9. Notice of Dissolution of Group

Not Applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 65488A101	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2024

CFIC-2015 NV Family Investments, LLC

By:	/s/ Mecky Wong
Name:	Mecky Wong
Title:	Manager

By:	/s/ Andrew Cherng
Name:	Andrew Cherng

By:	/s/ Peggy Cherng
Name:	Peggy Cherng

CUSIP No. 65488A101	Page 9 of 9 Pages

EXHIBIT INDEX

Exhibit Number	Title

1	Joint Filing Agreement